                                                         Filed by Tuboscope Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company:  Tuboscope Inc.
                                                     Commission File No. 0-18312


THE FOLLOWING IS A DESCRIPTION OF A SLIDE PRESENTATION THAT IS BEING DISTRIBUTED TO THIRD PARTIES IN CONNECTION WITH THE MERGER OF TUBOSCOPE INC. AND VARCO INTERNATIONAL, INC. PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED MARCH 22, 2000.

Slide 1:

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                             Howard, Weil, Labouisse, Friedrichs
                                        April 5, 2000




[VARCO LOGO]



                                                                [TUBOSCOPE LOGO]




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Slide 2:

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VARCO                            INTRODUCTIONS                         TUBOSCOPE


                                 [VARCO LOGO]

                    Mike Sutherlin, President & COO, Varco


                               [TUBOSCOPE LOGO]

                   John Lauletta, President & CEO, Tuboscope


                                  THE MERGER

                   George Boyadjieff, Chairman and CEO Varco

                   Joe Winkler, Executive VP & CFO Tuboscope
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Slide 3:

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                                 [VARCO LOGO]








--------------------------------------------------------------------------------

Slide 4:


--------------------------------------------------------------------------------
[VARCO LOGO]                                                   [TUBOSCOPE LOGO]





         .  COMPANY POSITION

         .  PRODUCTS - TODAY & TOMORROW

         .  FUTURE OUTLOOK







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Slide 5:

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[VARCO LOGO]                    MARKET POSITION                 [TUBOSCOPE LOGO]

No. 1 in Market                                                 No. 2 in Market
        Rotary Handling Tools                                   Rotary Tables
        Pipe Racking                                            BOP's
        Iron Roughnecks                                         Riser
        Drilling Controls
        Top Drive Systems
        Motion Compensators
        Pipe Deck Equipment
        BOP Controls
        Risers Tensioners




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Slide 6:

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                              Automation Products
[VARCO LOGO]                      Operating                     [TUBOSCOPE LOGO]

[PICTURE of the globe in center of the slide. The text on the margins of the globe consists of geographical headings under which the appropriate automation products are listed. Lines emanate from the globe to the geographical headings on the margins. The test on the margins reads as follows:

Gulf of Mexico:  Mars, Ram Powell, Ocean Clipper, Urso, Explorer, Pathfinder,
--------------
Paul Romano Jim Thompson, Amos Runner, Marine 700, Enterprise

Eastern Canada:  Hibernias, Galaxy II, Galaxy III, Jotun
--------------

North Sea:  Guardian, Giant, Galaxy I, Bruce, Scott, Alba, Gallant, West Epsion,
---------
Drugan, Magellan, Dunbar, Troll, Phillips 2/4K, Brent C, Prostar 2000, Ensco 71, Phillips 2/4X, Britannia, Monarch, Endurer, Gorilla V, Oseberg

Brazil:  Paul Wolf, Petrobras X, Peregrine IV,
------

Australia:  North Rankin A
---------

South Pacific:  Tuna West, Pool 450, Deepwater Frontier]
-------------

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Slide 7:

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[VARCO LOGO]                     To Be Deployed                 [TUBOSCOPE LOGO]

[PICTURE of the globe in center of the slide. The text on the margins of the globe consists of geographical headings under which the automation products which will be deployed are listed. Lines emanate from the globe to the geographical headings on the margins. The text on the margins reads as follows:

Gulf of Mexico:  Ocean Confidence, C.R. Luigs, Bingo 1, Bingo 2, Sedco Energy,
--------------
Cajun Express, Spirit, Deep Seas, Homer Ferrington, Ensco 101, Deepwater, Millennium, R & B Nautilus, R & B Horizon

North Sea:  West Future II
---------

West Africa: Jade, Sedco Express, Jack Ryan, Peregrine VII]
-----------



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Slide 8:

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[VARCO LOGO]                                                    [TUBOSCOPE LOGO]






           .  COMPANY POSITION

           .  PRODUCTS - TODAY & TOMORROW

           .  FUTURE OUTLOOK







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Slide 9:

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[VARCO LOGO]                         R&D                        [TUBOSCOPE LOGO]

1998 R&D Spending



[BAR GRAPH. The bottom row of the graph lists the following: SLB, Varco, TBI, BJS BHI, SII, CAM, HLB, Daniel and WFT. The right side lists percentages which increase from the bottom to the top as follows: 0%, 1.00%, 2.00%, 3.00%, 4.00% and 5.00%. The graph shows that SLB is at approximately 5% and Varco just under 5%. TBI, BJS, BHI, SII, CAM, HLB and Daniel are approximately 2%. WFT is approximately 1%. All the companies are represented by a light bar, except for Varco which is represented by a dark bar.









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Slide 10:

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[VARCO LOGO]                     R&D RESULTS                    [TUBOSCOPE LOGO]


                                 1999 Revenues


[PIE CHART illustrating the following information: Products Introduced in the Last 3 Years accounted for 58% of Varco's revenues in 1999 and Existing Products accounted for 42% of Varco's revenues in 1999.]






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Slide 11:

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                              COMPUTER CONTROLLED
[VARCO LOGO]                     DRILLING RIGS                  [TUBOSCOPE LOGO]





[2 PICTURES. One picture depicts the old way computer controlled drilling rigs operate and the second the new way computer controlled drilling rigs operate. The picture depicting the new way is a H&P Ursa Platform Rig]








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Slide 12:

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                                 DUAL ACTIVITY
[VARCO LOGO]                     PIPE HANDLING                  [TUBOSCOPE LOGO]





                 [PICTURE of Transocean Discoverer Enterprise]









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Slide 13:

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                                RUNNING CASING
[VARCO LOGO]                       IN STANDS                    [TUBOSCOPE LOGO]





      [2 PICTURES of running casing, one of which is the Noble Paul Wolf]









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Slide 14:

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                                RUNNING CASING
[VARCO LOGO]                      IN STANDS                     [TUBOSCOPE LOGO]





                                 [PICTURE of  running casing]









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Slide 15:

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                                AUTOMATED PIPE
[VARCO LOGO]                    HANDLING TOOLS                [TUBOSCOPE LOGO]

                                                                 [VARCO BJ LOGO]



[2 PICTURES, the picture on the left of the slide represents the old way automated pipe handling tools operated, whereas the picture on the right displays the new way automated handling tools operate.]





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Slide 16:

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                              ELECTRONIC DRILLER
[VARCO LOGO]                                              [TUBOSCOPE LOGO]

                                                                [M/D TOTCO LOGO]

                                                          [VARCO SYSTEMS LOGO]


                    [2 PICTURES of the electronic driller]

 -------------------------------------------------------------------------------

Slide 17:

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                              ELECTRONIC DRILLER
[VARCO LOGO]                      PERFORMANCE                  [TUBOSCOPE LOGO]





[GRAPH. The graph compares the wells drilled with the electronic driller to the wells drilled without the electronic driller. The top row of the graph represents the rotating hours of the electronic driller. The top row lists numbers which increase in increments of 50, starting at 0 and ending at 350. The numbers on the left hand side of the graph represent the depth in feet of the electronic driller. These numbers change in increments of 1000, starting at the top with 0 and ending with -9000. The graph indicates a savings in rotating hours of 37% and a savings in bits per well of 34 % for wells drilled with an electronic driller.]
--------------------------------------------------------------------------------

Slide 18:

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                                 PCWD ANNULAR
[VARCO LOGO]                  BLOWOUT PREVENTER                 [TUBOSCOPE LOGO]

                                                                  [SHAFFER LOGO]



                [PICTURE of the PCWD Annular Blowout Preventer]
--------------------------------------------------------------------------------

Slide 19:

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                                   AUTOMATED
[VARCO LOGO]                    SOLIDS CONTROL               [TUBOSCOPE LOGO]

                                                                  [RIGTECH LOGO]


                     [PICTURE of the Automated Centrifuge]

--------------------------------------------------------------------------------

Slide 20:

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                            RETROFITABLE AUTOMATED
[VARCO LOGO]                     PIPE HANDLING         [TUBOSCOPE LOGO]

                                                       [VARCO SYSTEMS LOGO]

                                                       [VARCO BJ LOGO]

[2 PICTURES. The picture on the left hand side displays the PRS-8 Racker and the picture on the right hand side the IST Integrated Iron Roughneck]

--------------------------------------------------------------------------------

Slide 21:

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[VARCO LOGO]                                                    [TUBOSCOPE LOGO]




           .  COMPANY POSITION

           .  PRODUCTS - TODAY & TOMORROW

           .  FUTURE OUTLOOK





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Slide 22:

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                                   QUARTERLY
[VARCO LOGO]                    ORDER RECEIPTS                  [TUBOSCOPE LOGO]




[BAR GRAPH. The right hand side of the graph represents the millions of dollars in quarterly order receipts and increases in increments of $50 million, beginning at $0 and ending at $200 million. The bottom row of the graph represents the quarters for 1998 and 1999. Numbers at the top of each bar indicate the quarterly order receipts for that quarter. The graph shows that the first quarter of 1998 had $194 million in order receipts, in the second quarter of 1998 there were $147 million, in the third quarter of 1998 there were $116 million, and in the fourth quarter of 1998 there were $72 million. The graph shows that the first quarter of 1999 had $63 million in order receipts, in the second quarter of 1999 there were $82 million, and in the third quarter of 1999 there were $89 million. No number is written for the fourth quarter of 1999, although the bar on the graph indicates that the fourth quarter will be approximately $89 million. The bars for each quarter differentiate between orders and canceled orders, with the actual orders represented in dark print and the canceled orders represented in light print. The numbers at the top of the bars include canceled orders.]



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Slide 23:

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                                    ANNUAL
[VARCO LOGO]                DEEPWATER DISCOVERIES               [TUBOSCOPE LOGO]




[BAR GRAPH. The left hand side of the graph represents the number of barrels of oil equivalent in billions, the numbers begin at 0 and increase in increments of one, ending at 5. The bottom row of the graph represents the year of the discovery beginning at 1990, and ending with 1999. The graph shows that in 1990, 1991, 1992 and 1993 there were less then one billion barrels of oil equivalent discovered per year. In 1994 this number increased to approximately two billion and then decreased again to less than one in 1995. In 1996, 1997 and 1998 the bar is at approximately three billion and in 1999 it is at approximately four billion. Source is RIG, RBC Dominion Securities]


--------------------------------------------------------------------------------

Slide 24:

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                              PROJECTED DEEPWATER
[VARCO LOGO]                       RIG DEMAND                   [TUBOSCOPE LOGO]





[LINE GRAPH. The numbers on the left hand side of the graph represent the number of floaters and go up from bottom to top in increments of 25, beginning at 110 and ending at 260. The numbers on the right hand side of the graph represent the percentage of utilization and go up in increments of 5, beginning at 70% and ending at 100%. The numbers along the bottom row of the graph represent years and go up in increments of one, beginning at 1999 and ending at 2003. The three lines of the graph represent the current supply, the demand and the utilization. All three lines show a steady increase except for the current supply line which flattens out in 2001 at 185 floaters (85%). The utilization line increases up to 260 (100%) by 2002 and remains there, whereas the demand line ends at a little over 210 floaters (slightly over 90%) in 2003. Source is Petrodata, RBC Dominion Securities]


--------------------------------------------------------------------------------

Slide 25:

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                            WORLDWIDE JACKUP FLEET
[VARCO LOGO]                    YEAR IN SERVICE                 [TUBOSCOPE LOGO]




[BAR GRAPH. The numbers on the left hand side of the graph represent the number of rigs and increase in increments of 50, beginning at 0 and ending at 200. The numbers along the bottom row of the graph represent the years, which are covered in four year spans, beginning with pre 1970 and ending with 2000 and beyond. For Pre 1970 the graph shows 4 rigs in use, from 1970-1974 there were 21 rigs in use, from 1975 to 1979 there were 76 in use, from 1980-1984 there were 194 rigs in use, from 1985-1989 there were 11 rigs in use, from 1990-1994 there were 5 in use, from 1995 to 1999 there were 6 rigs in use and for 2000 and beyond the graph shows 4 rigs in use. Source is Offshore Data Services]


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Slide 26:

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                                SALES POTENTIAL
[VARCO LOGO]                 PER NEW DRILLING RIG               [TUBOSCOPE LOGO]




[2 BAR GRAPHS. The bar graph on the left hand side shows the Harsh Environment Jackup sales potential whereas the bar graph on the right shows the sales potential for the Deep Water Floater. For both of these graphs the numbers on the left hand side represent the sales by dollar amount and increase in increments of $10 million, beginning at 0 and ending at $60 million. The numbers on bottom row of these graphs represent the years and increase in five year increments, beginning at 1980 and ending at 1999. The Harsh Environment graph shows $1.2 million in sales in 1980, $2.7 million in 1985, $5.0 million in 1990, $17.7 million in 1995 and $20.8 in 1999. The Deep Water Floater graph shows $1.2 million in sales in 1980, $2.7 million in 1985, $5.0 million in 1990, $30 million in 1995 and $54.2 in 1999.]




--------------------------------------------------------------------------------

Slide 27:

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[VARCO LOGO]                                                    [TUBOSCOPE LOGO]



                     WELL-POSITIONED FOR INDUSTRY RECOVERY

           .  NEW PRODUCTS / TECHNOLOGY

           .  MARKET LEADERSHIP

           .  FINANCIAL STRENGTH

           .  UPSIDE LEVERAGE



--------------------------------------------------------------------------------

Slide 28:

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                               [TUBOSCOPE LOGO]



--------------------------------------------------------------------------------

Slide 29:

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[VARCO LOGO]                   MARKET OUTLOOK                   [TUBOSCOPE LOGO]




          .  STRONG CANADA

          .  IMPROVING U.S. & LATIN AMERICA

          .  DEEP WATER & NORTH SEA RECOVERY

          .  SUPER MAJORS READY TO START DRILLING

          .  SERVICE COMPANY CAPITAL EXPENDITURES LATER IN YEAR



--------------------------------------------------------------------------------

Slide 30:

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                                   TUBOSCOPE
[VARCO LOGO]                      FUNDAMENTALS                  [TUBOSCOPE LOGO]



          .  MARKET LEADER

          .  TECHNOLOGY LEADER

          .  GLOBAL INFRASTRUCTURE

          .  DIVERSE PRODUCTS AND SERVICES

          .  CUSTOMER FOCUS

          .  STRONG CASH FLOW

          .  POSITIONED FOR RECOVERY

--------------------------------------------------------------------------------

Slide 31:

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                          COMMANDING
[VARCO LOGO]           MARKET POSITIONS    [TUBOSCOPE LOGO]

TUBULAR INSPECTION           #1

TUBULAR COATING              #1

SOLIDS CONTROL               #1

COILED TUBING UNITS          #1

CT PRESSURE CONTROL          #1

WIRELINE UNITS               #1

MILL SYSTEMS                 #1

PIPELINE INSPECTION          #2
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Slide 32:

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                               Geographic
[VARCO LOGO]                  Diversity                 [TUBOSCOPE LOGO]






               [PICTURE of the continents indicating Tuboscope's percentage of revenues from U.S. (36%), Latin America (17%),
    Canada (11%), Europe and the Middle East (26%) and the Far East (10%).





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Slide 33:

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                               WORLDWIDE
VARCO LOGO                   INFRASTRUCTURE                 TUBOSCOPE LOGO






               [PICTURE of the continents indicating Tuboscope's
                 operations in 183 locations in 49 countries]





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Slide 34:

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[VARCO LOGO]                    PRODUCT LINES                [TUBOSCOPE LOGO]






[PIE CHART illustrating Tuboscope's revenue percentages from its different product lines: Tubular Services (42%), Solids Control (30%), CT/Wireline (19%) and Pipeline and Other (9%)]



-------------------------------------------------------------------------------

Slide 35:

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[VARCO LOGO]                                                 [TUBOSCOPE LOGO]






                            PRODUCT LINE HIGHLIGHTS



-------------------------------------------------------------------------------

Slide 36:


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[VARCO LOGO]                     SOLIDS CONTROL             [TUBOSCOPE LOGO]


                                                                   [BRANDT LOGO]



                     [PICTURE of solids control machinery]




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Slide 37:

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[VARCO LOGO]                   SOLIDS CONTROL                   [TUBOSCOPE LOGO]



              .  SOLIDS CONTROL SERVICE PROVIDER AND EQUIPMENT MANUFACTURER

              .  SERVICES INCLUDE FLOWLINE TO DISPOSAL

                    .  VACUUM TRANSFER SYSTEMS

                    .  CUTTINGS REINJECTION

                    .  THERMAL DESORPTION

              .  TECHNOLOGY AND MARKET LEADER


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Slide 38:

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[VARCO LOGO]                 FLOWLINE TO DISPOSAL           [TUBOSCOPE LOGO]






[FLOW CHART. The flow chart illustrates the flowline to disposal, including the following: Flow Lines, Mud Tanks, Cuttings Reinjection, Solids, Land Treatment, Transportation, Thermal Desorption, Recycle, Water, Solids, Land Treatment and Cuttings Injection.]


-------------------------------------------------------------------------------

Slide 39:

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[VARCO LOGO]               THERMAL DESORPTION                [TUBOSCOPE LOGO]






                   [PICTURE of thermal desorption machinery]

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Slide 40:

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                              COILED TUBING
[VARCO LOGO]               & WIRELINE EQUIPMENT              [TUBOSCOPE LOGO]






             [4 PICTURES of coiled tubing and wireline equipment]



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Slide 41:

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[VARCO LOGO]                                                 [TUBOSCOPE LOGO]






[LOGOS for the following: Texas Oil Tools, Hydra Rig, TTM, SSR, Weston, Eastern Oil Tools, CTES, and PCE]




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Slide 42:

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                       COILED TUBING &
[VARCO LOGO]         WIRELINE EQUIPMENT                    [TUBOSCOPE LOGO]


          .  LARGEST INDEPENDENT PROVIDER OF COILED TUBING & WIRING UNITS

          .  EXPANDED PRODUCT OFFERING THROUGH ACQUISITIONS AND INTERNAL GROWTH

                      .  CEMENTING UNITS

                      .  WIRELINE UNITS

                      .  PERFORATING GUNS

          .  PIONEERED CT DRILLING TECHNOLOGY

          .  TECHNOLOGY AND WORLD MARKET LEADER

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Slide 43:

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[VARCO LOGO]                 TUBULAR SERVICES                  [TUBOSCOPE LOGO]






                       [2 PICTURES of tubular services]




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Slide 44:

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[VARCO LOGO]                  TUBULAR SERVICES               [TUBOSCOPE LOGO]


                    .  INSPECTION FRANCHISE

                    .  INTERNAL COATING

                    .  INTERACTIVE INVENTORY MANAGEMENT

                    .  TECHNOLOGY FOCUS

                            .  TRUSCOPE IS NEW STANDARD FOR INSPECTION

                            .  INTRODUCTION OF WELLCHECK II

                    .  TECHNOLOGY AND WORLD MARKET LEADER

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Slide 45:

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[VARCO LOGO]                 PIPELINE SERVICES               [TUBOSCOPE LOGO]






[2 PICTURES of the pipeline services, one showing the pipeline from the outside, the second representing the inside of part of the pipeline]



                                        [TUBOSCOPE VETCO PIPELINE SERVICES LOGO]
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Slide 46:

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[VARCO LOGO]                 PIPELINE SERVICES                  [TUBOSCOPE LOGO]

          .  FOUNDED PIPELINE INSPECTION INDUSTRY

          .  MARKET DRIVERS

               .  SAFETY AWARENESS

               .  ENVIRONMENTAL CONCERNS

               .  NEW PIPELINE CONSTRUCTION

          .  EXPANDED RANGE OF PRODUCTS AND SERVICES

               .  GPS MAPPING

               .  DATA MANAGEMENT SOFTWARE

               .  DEFORMATION TOOL DETECTS MECHANICAL DAMAGE

          .  NORTH AMERICAN MARKET LEADER

--------------------------------------------------------------------------------

Slide 47:

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[VARCO LOGO]                                                    [TUBOSCOPE LOGO]






                                  THE MERGER







--------------------------------------------------------------------------------

Slide 48:

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[VARCO LOGO]                 THE PENDING MERGER                 [TUBOSCOPE LOGO]




          .  THE DETAILS


          .  THE BENEFITS


          .  THE VISION




--------------------------------------------------------------------------------

Slide 49:

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[VARCO LOGO]                      SALES                         [TUBOSCOPE LOGO]



[BAR GRAPH. The numbers on the left hand side of the graph represent the volume of sales in dollar amounts and increase by increments of $100 million, starting at $0 and ending at $800 million. The numbers along the bottom row of the graph represent the year of the sales and increase in one year increments, starting at 1994 and ending at 2000. For each year there are two bars, a light bar represents the sales of Tuboscope and a dark bar represents the sales of Varco. The graph shows that for both companies sales increased steadily from around $200 million to reach a high in 1998 of $567 million for Tuboscope and $735 million for Varco. The graph then shows that the sales for both companies declined from 1998 to 1999. The graph estimates that in 2000 Tuboscope will have sales of $457 million and Varco will have sales of approximately $350 million.]


These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 50:

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[VARCO LOGO]                      KEY TERMS                     [TUBOSCOPE LOGO]

 .  Ownership              50% Varco & 50% Tuboscope

 .  Corporate name:        Varco International, Inc. (VRC)

 .  Management Team:       George Boyadjieff (V)        Chairman & CEO
                          John Lauletta (T)            President & COO
                          Mike Sutherlin (V)           Group President, Products
                          Joe Winkler (T)              Executive VP & CFO

 .  Board of Directors:    Five members each from Varco and Tuboscope Boards

 .  Expected Closing:      June 2000.
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Slide 51:

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[VARCO LOGO]                 TECHNOLOGY LEADERSHIP              [TUBOSCOPE LOGO]

           Varco                                    Tuboscope
     Rotary Handling Tools        #1             Tubular Inspection       #1
     Pipe Racking                 #1             Tubular Coating          #1
     Iron Roughnecks              #1             Solids Control           #1
     Drilling Controls            #1             Coiled Tubing Units      #1
     Top Drive Systems            #1             Coiled Tubing BOP's      #1
     Motion Compensators          #1             Wireline Units           #1
     Pipe Deck Equipment          #1             Mill Systems             #1
     BOP Controls                 #1
     Riser Tensioners             #1

     Rotary Tables                #2             Pipeline Inspections     #2
     BOP's                        #2
     Riser                        #2
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Slide 52:

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[VARCO LOGO]                 THE PENDING MERGER                 [TUBOSCOPE LOGO]




          .  THE DETAILS


          .  THE BENEFITS


          .  THE VISION




--------------------------------------------------------------------------------

Slide 53:

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[VARCO LOGO]                      HISTORY                       [TUBOSCOPE LOGO]






          .  VARCO FOUNDED IN 1908

          .  TUBOSCOPE FOUNDED IN 1937







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Slide 54:

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[VARCO LOGO]                 Peak Revenue - 1998                [TUBOSCOPE LOGO]





[3 PIE CHARTS. The first pie chart represents Tuboscope and includes the following information: Coiled Tubing: 21%, Pipeline: 10%, Tubular Services: 39% and Solids Control: 30%. The second pie chart represents Varco and includes the following information: Rig Equipment: 84%, Instrument: 13% and Solids Control:
3%. The third pie chart represents Tuboscope and Varco combined and includes the following information: Instrument: 7%, Tubular Services: 17%, Solids Control:
15%, Coiled Tubing: 9%, Pipeline: 4% and Rig Equipment: 48%.]



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Slide 55:

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[VARCO LOGO]                 PROFORMA REVENUE - 2000e           [TUBOSCOPE LOGO]




[3 PIE CHARTS. The first pie chart represents Tuboscope and includes the following information: Coiled Tubing: 19%, Pipeline: 8%, Tubular Services: 41% and Solids Control: 32%. The second pie chart represents Varco and includes the following information: Rig Equipment: 78%, Instrument: 17% and Solids Control:
5%. The third pie chart represents Tuboscope and Varco combined and includes the following information: Instrument: 7%, Tubular Services: 23%, Solids Control:
20%, Coiled Tubing: 11%, Pipeline: 5% and Rig Equipment: 34%.]


These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 56:

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[VARCO LOGO]               THE OBVIOUS SYNERGIES                [TUBOSCOPE LOGO]






          .  SOLIDS CONTROL

          .  COILED TUBING

          .  SERVICE BUSINESS







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Slide 57:

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[VARCO LOGO]                      THE SYNERGIES                 [TUBOSCOPE LOGO]



                 SOLIDS CONTROL = TECHNOLOGY + GLOBAL PRESENCE


[PICTURE. The picture depicts the continents with light circles representing Tuboscope's presence and dark circles representing Varco's presence in the following countries and/or continents: Canada, the United States, Latin America, Europe & ME (TBI and VRC) and the Far East.]






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Slide 58:

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[VARCO LOGO]                      THE SYNERGIES                 [TUBOSCOPE LOGO]



[PICTURE]


          .    COILED TUBING

               .    A NEW PRODUCT FOR RIGS

               .    UNDERBALANCED DRILLING

Deepwater Workovers





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Slide 59:

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[VARCO LOGO]                      THE SYNERGIES                 [TUBOSCOPE LOGO]

                 Opportunities to Rent/Lease Varco Technology




     [PICTURE that denotes the continents and Tuboscope's locations throughout the world]







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Slide 60:

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[VARCO LOGO]                      THE SYNERGIES                 [TUBOSCOPE LOGO]



          .    OTHER STRATEGIC BENEFITS

               .    MERGER OF OUTSTANDING ORGANIZATIONS

               .    CREATION OF A POWERFUL GROWTH PLATFORM

               .    EXPAND VRC AFTERMARKET

               .    ELIMINATE REDUNDANT COSTS

               .    CONSOLIDATE INSTRUMENTATION BUSINESSES
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Slide 61:

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[VARCO LOGO]                     THE PENDING MERGER          [TUBOSCOPE LOGO]






                       .  THE DETAILS

                       .  THE BENEFITS

                       .  THE VISION


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Slide 62:

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[VARCO LOGO]                BEYOND THE OBVIOUS             [TUBOSCOPE LOGO]






                           THE OPPORTUNITY TO BUILD

                            SOMETHING VERY DRAMATIC


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Slide 63:

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[VARCO LOGO]                    VISION STATEMENT               [TUBOSCOPE LOGO]






                          WE CAN DRAMATICALLY CHANGE
                          THE WAY THE INDUSTRY DRILLS
                       USING TECHNOLOGY AND THE INTERNET




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Slide 64:

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[VARCO LOGO]                  OUR DIRECTION                  [TUBOSCOPE LOGO]







      [PICTURE of a truck with the title "e-drilling" in the background.]





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Slide 65:

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[VARCO LOGO]                 OUR BUILDING BLOCKS               [TUBOSCOPE LOGO]



                        .  TECHNOLOGY LEADERSHIP

                        .  MANUFACTURING EXPERTISE

                        .  GLOBAL SERVICE OPERATIONS

                        .  PRODUCT/SERVICE INTEGRATION

                        .  DRILLING PROCESS KNOWLEDGE

                        .  VISIONARY MANAGEMENT

                                                                  [E-DRILL LOGO]
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Slide 66:

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[VARCO LOGO]                     OUR CONCEPT                    [TUBOSCOPE LOGO]







      [PICTURES. 3 pictures arranged in a circle with "The Internet" in the center of the circle. Two pictures depict equipment and the third a person at a computer. The words "Smart Equipment" and "Smart People" appear between the pictures and arrows point in reciprocal directions between all the pictures.]


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Slide 67:

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[VARCO LOGO]                 THE BENEFITS                      [TUBOSCOPE LOGO]



             .  SUPERIOR SERVICE AT LOWER COST

             .  REAL-TIME KNOWLEDGE OF OUR CUSTOMERS' NEEDS

             .  BROADER COVERAGE

             .  EXPANDED PRODUCT OPPORTUNITIES

             .  HIGHER RETURNS                                  [E-DRILL LOGO]

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Slide 68:

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[VARCO LOGO]                OUR PILOT OPERATION               [TUBOSCOPE LOGO]





      [PICTURE. Overlaid against a background picture of the continents are two pictures of the pilot operations, one showing the outside of the facility and one showing the machinery inside the facility.]





[E-DRILL LOGO]
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Slide 69:

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[VARCO LOGO]                  FUTURE STRUCTURE                [TUBOSCOPE LOGO]







    [PICTURE. A picture of a globe over which there are oil rigs depicted in Latin America, the United States, Europe, the Middle East and the Far East.



                                                                  [E-DRILL LOGO]
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Slide 70:

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[VARCO LOGO]                     NEXT STEPS                   [TUBOSCOPE LOGO]



              .  PRS-8 PIPE HANDLING SYSTEM

              .  NEXT GENERATION VICIS

              .  PARTNERSHIP DEVELOPMENT

              .  INTEGRATION OF VARCO & TUBOSCOPE

              .  OTHER PRODUCTS & SERVICES

              .  FURTHER ACQUISITIONS



                                                                  [E-DRILL LOGO]
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Slide 71:


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[VARCO LOGO]                                                 [TUBOSCOPE LOGO]






                                  FINANCIALS








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Slide 72:

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           Cautionary Statement Regarding Forward-Looking Statements

This following slides contain projections as to the revenue, EBITDA, cash flow and debt to book capital ratio of Tuboscope, Varco and the combined company for the years ending December 31, 2000 and 2001. The projections constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The projections have been prepared by management of Tuboscope and Varco using analyst estimates provided by First Call. The estimates are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth in the following slides. In addition, these projections were not prepared in compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. Neither Tuboscope's nor Varco's independent accountants have examined or applied any agreed upon procedures to the projections. The risks and uncertainties that could cause the actual financial results of Tuboscope or Varco to differ materially from those contained in the projections include, among others, the cyclical nature of the oilfield products and services industry, risks associated with the companies' foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K for the year ended December 31, 1999.

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Slide 73:

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                             PRO FORMA REVENUE
[VARCO LOGO]                   1995 - 2001                    [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma revenue in $ millions, the amounts increase in increments of $100 million, starting at $0.00 and ending at $800 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of revenue for the years depicted: approximately $315 million for 1995, approximately $377 million for 1996, approximately $525 million for 1997, approximately $597 million for TTM 6/1998, approximately $568 million for 1998, approximately $452 million for TTM 6/1999, approximately $385 million for 1999, and projects approximately $457 million for 2000 and approximately $535 million for 2001. The graph shows that Varco had the following dollar amounts of revenue for the years depicted: approximately $272 million for 1995, approximately $367 million for 1996, approximately $545 million for 1997, approximately $661 million for TTM 6/1998, approximately $735 for 1998, approximately $702 million for TTM 6/1999, approximately $590 million for 1999, and projects approximately $350 million for 2000 and approximately $442 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.

Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 74:

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                            PRO FORMA REVENUE
[VARCO LOGO]                  1995 - 2001                      [TUBOSCOPE LOGO]



[BAR GRAPH. The left hand side of the graph represents the pro forma revenue in $ millions, the amounts increase in increments of $300 million, starting at $0.00 and ending at $1500 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma revenue of Tuboscope and Varco. The graph shows that dollar amounts of pro forma revenue for both Tuboscope and Varco for the years depicted are as follows: $587.4 million for 1995, $744.0 million for 1996, $1070.1 million for 1997, $1258.5 million for TTM 6/1998, $1302.6 million for 1998, $1153.5 million for TTM 6/1999, $975.2 million for 1999, and projects approximately $807 million for 2000 and approximately $977 million for 2001.]


Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

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Slide 75:

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                                PRO FORMA EBITDA
[VARCO LOGO]                      1995 - 2001                  [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the pro forma EBITDA in $ millions, the amounts increase in increments of $20 million, starting at $0.00 and ending at $160 million. The row along the bottom of the graph represents the years in which the pro forma EBITDA was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of EBITDA for the years depicted: approximately $61 million for 1995, approximately $78 million for 1996, approximately $126 million for 1997, approximately $142 million for TTM 6/1998, approximately $116 million for 1998, approximately $71 million for TTM 6/1999, approximately $52 million for 1999, and projects approximately $80 million for 2000 and approximately $108 million for 2001. The graph shows that Varco had the following dollar amounts of EBITDA for the years depicted: approximately $37 million for 1995, approximately $54 million for 1996, approximately $97 million for 1997, approximately $122 million for TTM 6/1998, approximately $114 million for 1998, approximately $92 million for TTM 6/1999, approximately $79 million for 1999, and projects approximately $55 million for 2000 and approximately $75 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.

Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 76:

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                               PRO FORMA EBITDA
[VARCO LOGO]                      1995 - 2001                   [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the pro forma EBITDA in $ millions, the amounts increase in increments of $50 million starting at $0.00 and ending at $300 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma EBITDA of Tuboscope and Varco. The graph shows that dollar amounts of pro forma EBITDA for both Tuboscope and Varco for the years depicted are as follows: $98.0 million for 1995, $131.9 million for 1996, $222.1 million for 1997, $264.2 million for TTM 6/1998, $230.2 million for 1998, $162.8 million for TTM 6/1999, $131.6 million for 1999, and projects approximately $135.0 million for 2000 and approximately $182.4 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.


Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 77:

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                               PRO FORMA EBITDA
[VARCO LOGO]                      1995 - 2001                  [TUBOSCOPE LOGO]


[BAR GRAPH. This graph is the same as the graph on the previous slide, Slide Number 76, only it adds a right hand column representing the percentage of pro forma EBITDA and a line. This line demonstrates an increase in this percentage until TTM 6/1998, decreases until 1999 and projected increases for 2000 and 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.




Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 78:

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                              Pro Forma Cash Flow
[VARCO LOGO]                     (PAT + DD & A)                [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the pro forma cash flow earnings in $ millions, the amounts increase in increments of $10 million, starting at $0.00 and ending at $100 million. The row along the bottom of the graph represents the years in which the Pro From Cash flow was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of cash flow for the years depicted: approximately $38 million for 1995, approximately $46 million for 1996, approximately $79 million for 1997, approximately $90 million for TTM 6/1998, approximately $73 million for 1998, approximately $45 million for TTM 6/1999, approximately $32 million for 1999, and projects approximately $50 million for 2000 and approximately $66 million for 2001. The graph shows that Varco had the following dollar amounts of cash flow for the years depicted: approximately $27 million for 1995, approximately $38 million for 1996, approximately $67 million for 1997, approximately $86 million for TTM 6/1998, approximately $82 million for 1998, approximately $72 million for TTM 6/1999, approximately $60 million for 1999, and projects approximately $48 million for 2000 and approximately $59 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.

Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 79:

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                              Pro Forma Cash Flow
[VARCO LOGO]                      (PAT + DD&A)                 [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the pro forma cash flow in $ millions, the amounts increase in increments of $20 million starting at $0.00 and ending at $200 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or six months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma cash flow of Tuboscope and Varco. The graph shows that dollar amounts of pro forma cash flow for both Tuboscope and Varco for the years depicted are as follows: $65.2 million for 1995, $84.3 million for 1996, $146 million for 1997, $175.7 million for TTM 6/1998, $155.3 million for 1998, $116.9 million for TTM 6/1999, $92.1 million for 1999, and projects approximately $97.6 million for 2000 and approximately $125.4 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.

Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 80:

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                             Cumulative Cash Flow
[VARCO LOGO]                      (1995-2001)                  [TUBOSCOPE LOGO]

[LINE GRAPH. The left hand side of the graph represents the cash flow earnings in $ millions, the amounts increase in increments of $50 million starting at $0.00 and ending at $450 million. The row along the bottom of the graph represents the years in which the cash flow was earned and increases in increments of one year, starting at 1995 and ending in 2001. The graph has two lines, one which represents the cumulative cash flow of TBI and the other which represents the cumulative cash flow of VRC. Both lines steadily increase, beginning at approximately $27 million (VRC) and $38 million (TBI) in 1995 and ending at approximately $381 million (VRC) and $385 million (TBI) for 2001.

Tuboscope data for 1995 and 1996 is pro forma Drexel and Tuboscope.


Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 81:

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                                   Pro Forma
[VARCO LOGO]                 Debt to Book Capital              [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the debt and book capital balance in $ millions, the amounts increase in increments of $100 million starting at $0.00 and ending at $1000.0 million. The row along the bottom of the graph represents the years of the debt and book capital balance and increases in increments of one year, starting at 1997 and ending in 2000. The bottom portion of each bar represents the pro forma equity balance for each year, and the top portion represents the pro forma debt. The bars for the four years depict the following: for 1997, an equity balance of $553 million and debt of $193 million; for 1998, an equity balance of $658 million and debt of $231 million; for 1999, an equity balance of $666 million and debt of $183 million; and projected for 2000, an equity balance of $699 million and debt of $100 million. A line which represents the percentage of debt to book capital links the four bars and shows a decrease of percentage of debt to book capital from 1997 to 2000.]



Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 82:

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                            PRO FORMA EPS AND CASH
[VARCO LOGO]                 FLOW PER SHARE IMPACT             [TUBOSCOPE LOGO]

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                              2000                          2001
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                        EPS           CFPS             EPS           CFPS
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Tuboscope             $0.31          $ 1.05           $0.66        $ 1.42
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Transaction Impact     0.07           (0.03)           0.05         (0.07)
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Synergy Estimates      0.07            0.07            0.11          0.11
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Pro Forma             $0.45          $ 1.09           $0.82        $ 1.46
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Accretion             $0.14          $ 0.04           $0.16        $ 0.04



Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Management of Tuboscope and Varco estimate that synergies will result in savings of $10 million in 2000 and $15 million in 2001. These estimates are subject to considerable uncertainties and contingencies, which may result in such estimates being materially inaccurate.
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Slide 83:

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                         PRO FORMA MULTIPLE EXPANSION
[VARCO LOGO]                   OPPORTUNITY - EPS               [TUBOSCOPE LOGO]



          MIDCAP 2001 EPS MULTIPLES(1)

                RANGE    27-39 X

                MEAN      33 X

                CURRENT PF  24 x(2)




Projections based on street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."
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Slide 84:

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[VARCO LOGO]                     SUMMARY                       [TUBOSCOPE LOGO]



     .  ESTABLISH A MAJOR MIDCAP

     .  SUPERIOR GROWTH THROUGH COMBINED STRENGTH

        .  UTILIZE SERVICE INFRASTRUCTURE

        .  LARGER, MORE DIVERSIFIED PLATFORM FOR GROWTH

        .  TECHNOLOGY INTEGRATION & ENHANCEMENT

     .  FULL CYCLE OPPORTUNITY



                           [SHAREHOLDER VALUE LOGO]
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Slide 85:

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[VARCO LOGO]                                                   [TUBOSCOPE LOGO]




This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the Company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in the Companies Annual reports or Form 10-K's for the year ended December 31, 1999, under the caption "Factors Affixing Future Operating Results."




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The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risks and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Tuboscope Inc. and Varco International, Inc. are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "Commission") by Tuboscope and Varco. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Tuboscope and Varco with the Commission at the Commission's Web site at www.sec.gov. The joint
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prospectus/prospectus and these other documents may also be obtained free of charge from Tuboscope by directing a request to Tuboscope Inc., 2835 Holmes Road, Houston, Texas 77051, Attention: James F. Maroney, III, Vice President, Secretary and General Counsel, telephone: (713) 799-5100; or from Varco International, Inc., 743 North Eckhoff Street, Orange, CA 92868, Attention:
Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, telephone: (714) 978-1900; e-mail: investor-relations@varco.com.
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Tuboscope and its officers and directors may be deemed to be participants in the solicitation of proxies from Tuboscope's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Tuboscope's Schedule 13D relating to its beneficial ownership of Varco common stock filed with the Commission on April 3, 2000.
This document is available free of charge at the Commission's Web site at

www.sec.gov and from the Tuboscope contact referred to above.
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Varco and its officers and directors may be deemed to be participants in the solicitation of proxies from Varco's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Varco's Schedule 13D relating to its beneficial ownership of Tuboscope common stock filed with the Commission on April 3, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Varco contact referred to above.
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